SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d)
                  AND AMENDMENTS THERETO FILED PURSUANT TO 13d

                                (Amendment No.1)*

Belden CDT Inc. (successor-in interest to Cable Design Technologies Corporation)
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock
-------------------------------
(Title of Class of Securities)

077454106
--------------
(CUSIP Number)

July 16, 2004
-------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [X]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,485,934

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,485,934

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  See 6 and 8 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.1%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth Advisors L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,485,934

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,485,934

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  See 6 and 8 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.1%

12.      TYPE OF REPORTING PERSON*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,485,934

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,485,934

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  See 6 and 8 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.1%

12.      TYPE OF REPORTING PERSON*

                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, having $.01 par value (the "Common Stock") of Belden CDT Inc. (a successor-in-interest to Cable Design Technologies Corp.) (the "Issuer") beneficially owned by Amaranth LLC, Amaranth Advisors L.L.C. and Nicholas M. Maounis ("Maounis") (collectively, the "Reporting Persons") as of August 31, 2004 and amends and supplements the
Schedule 13G filed February 23, 2004 by the Reporting Persons for Cable Design Technologies Corp. (the "Schedule 13G"). Except as set forth herein, the
Schedule 13G is unmodified.

ITEM 1(a).        Name of Issuer:

          Belden CDT Inc. (a successor-in-interest to Cable Design Technologies Corporation)

Item 1(b).        Address of Issuer's Principal Executive Offices:

         7701 Forsyth Boulevard
         Suite 800
         St. Louis, MO 63105

Item 2(a).        Name of Persons Filing:
Item 2(b).        Address of Principal Business Office or, if None, Residence:
Item 2(c).        Citizenship:

         Amaranth LLC
         c/o Amaranth Advisors L.L.C.
         One American Lane
         Greenwich, Connecticut 06831
         Cayman Islands company

         Amaranth Advisors L.L.C.
         One American Lane
         Greenwich, Connecticut 06831
         Delaware limited liability company

         Nicholas M. Maounis
         c/o Amaranth Advisors L.L.C.
         One American Lane
         Greenwich, Connecticut 06831
         U.S. Citizen

Amaranth Advisors L.L.C. is the trading advisor for Amaranth LLC ("Amaranth") and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by each of them. Maounis is the managing member of Amaranth Advisors L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the Common Stock held for Amaranth.

Item 2(d).        Title of Class of Securities

         Common Stock, $.01 par value ("Common Stock")

Item 2(e).        CUSIP Number:

         077454106

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:

               The Reporting Persons beneficially own 1,485,934 shares of the Issuer's Common Stock, which are comprised of 34,000 shares Common Stock and the Issuer's 4.0% debentures which are convertible into an aggregate of 1,451,934 shares of Common Stock.

          (b)  Percent of class:

               3.1%

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote

                     0

               (ii)  Shared power to vote or to direct the vote

                     See Item 4(a).

               (iii) Sole power to dispose or to direct the disposition of

                     0

               (iv)  Shared power to dispose or to direct the disposition of

                     See Item 4(a).


Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:   September 3, 2004

         AMARANTH LLC, by Amaranth Advisors L.L.C., as Trading Advisor

             By: /s/ Nicholas M. Maounis
                 -----------------------
                     Nicholas M. Maounis,
                     President


          AMARANTH ADVISORS L.L.C.

             By: /s/ Nicholas M. Maounis
                 -----------------------
                     Nicholas M. Maounis,
                     President


          /s/ Nicholas M. Maounis
          -----------------------
              Nicholas M. Maounis